March 24, 2008

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

     Re:  HEICO Corporation
          Form 10-K for the Fiscal Year Ended October 31, 2007
          Filed December 28, 2007
          File Number 001-04604

Dear Ms. Cvrkel:

This letter responds to your letter to our Chief Financial Officer dated March 10, 2008.

We have reproduced below your numbered comments, followed by our response on behalf of HEICO Corporation ("the Company").

Form 10-K for the fiscal year ended October 31, 2007
----------------------------------------------------

Note 2, Acquisitions, page 55
-----------------------------
Note 15, Commitments and Contingencies, page 72
-----------------------------------------------
   -Acquisitions, page 73
   ----------------------

   1. We note from your disclosures in Note 15 that in connection with certain acquisitions consummated during fiscal years 2001 through 2007, minority interest shareholders have right to put their minority interest shares back to the company under certain conditions. In this regard, please tell us and revise your footnote in future filings to discuss in further detail the nature, terms and conditions of the put arrangements, including the type of shares held by minority interest shareholders (i.e. common, preferred shares, etc). Please note that we believe that redeemable minority interests which are considered outside the scope of both SFAS No. 150 and SFAS No. 133 are within the scope of ASR 268 and its related interpretations, including EITF Topic D-98. In this regard, tell us what consideration you have given to the guidance in paragraph 15 of EITF Topic D-98 in accounting for these instruments. Your response should explain in detail your accounting treatment of the put rights and how they have been recorded within your financial statements. Assuming a satisfactory response, we would expect you to revise future filings to provide clear and robust disclosure of your accounting treatment for these arrangements. We may have further comment upon receipt of your response.

Company response
----------------

   The Company will make the requested disclosures in its future filings. Accordingly, the Company included additional disclosures in its Form 10-Q for the quarterly period ended January 31, 2008 filed with the Securities and Exchange Commission ("SEC") on March 11, 2008, which included the nature, terms and conditions of the minority interest put rights, including the type of shares held by the minority interests, and the Company's accounting treatment for such put rights. The disclosures are made in Note 11, "Acquisitions," page 15, and repeated in "Off-Balance Sheet Arrangements" contained within Management's Discussion and Analysis of Financial Conditions and Results of Operations ("MD&A") on page 23. In addition, a reference to Note 11 was added to the caption "Minority interests in consolidated subsidiaries" in the Company's Condensed Consolidated Balance Sheet.

   In preparing these additional disclosures, the Company considered the authoritative guidance contained in paragraphs 15 and 16 of EITF Topic D-98, "Classification and Measurement of Redeemable Securities," as well as the transitional guidance contained in paragraphs 21A, 40, and 41 of EITF Topic D-98 as per the Proposed Revised SEC Staff Announcement dated March 12, 2008.

   The Company follows Accounting Research Bulletin ("ARB") No. 51, "Consolidated Financial Statements," in determining the carrying amount of minority interests in consolidated subsidiaries and accordingly increases or decreases the historical cost of the minority interests by the minority interests' share of income or loss and dividends. The Company relied on this existing guidance as accepted accounting practice in accounting for its minority interests. Additionally, the Company has maintained a policy of disclosing the existence of the redeemable put rights of minority interest holders in its prior SEC filings.

   The Company acknowledges that minority interests redeemable based on a specified formula are within the scope of EITF Topic D-98. Although the Company intended the specified formula cash redemption price to represent fair value, it will continue to monitor evolving guidance on this subject and the measurement of such rights in the future.

   The Company believes the additional disclosures made in its Form 10-Q for the quarterly period ended January 31, 2008 are consistent with the above referenced transitional guidance of EITF Topic D-98 and intends to repeat these disclosures in future SEC filings until it adopts SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements," effective November 1, 2009 at which time it will follow the provisions of SFAS No. 160 and EITF Topic D-98, as amended.

   The specific disclosure made in such Form 10-Q follows:

         The above referenced rights of the minority interest holders to cause the Company to purchase their equity interests ("Put Rights") may be exercised on varying dates beginning in fiscal 2008 through fiscal 2017. The Put Rights, all of which relate either to common shares or membership interests in limited liability companies, provide that the cash consideration to be paid for the minority interests ("Redemption Amount") be at a formula that management intended to reasonably approximate fair value, as defined in the applicable agreements based on a multiple of future earnings over a measurement period. Assuming the subsidiaries perform over the future measurement periods at the same earnings levels they performed in the comparable historical measurement periods and assuming all Put Rights are exercised, the aggregate Redemption Amount that the Company would be required to pay is approximately $49 million. The actual Redemption Amount will likely be different. Upon exercise of any Put Right, the Company's ownership interest in the subsidiary would increase and minority interest expense would decrease. The Put Rights are embedded in the shares owned by the minority interest holders and are not freestanding. Consistent with Accounting Research Bulletin No. 51, "Consolidated Financial Statements," minority interests have been recorded on the Company's consolidated balance sheets at historical cost plus an allocation of subsidiary earnings based on ownership interests, less dividends paid to the minority interest holders. As described in Note 1, in December 2007, the FASB issued SFAS No. 160 that will change the current accounting and financial reporting for non-controlling (minority) interests. SFAS No. 160 will be effective for fiscal years beginning after December 15, 2008. The Company will adopt SFAS No. 160 on November 1, 2009. SFAS No. 160 will require that non-controlling (minority) interests be reported in the consolidated statement of financial position within equity. It also will require that any increases, or decreases in ownership interests in a subsidiary that do not result in a loss of control be accounted for as equity transactions and as a result any difference between the amount by which the non-controlling (minority) interest is adjusted and the fair value of the consideration paid or received, if any, would be recognized directly in equity attributable to the controlling interest. The Company is not yet in a position to assess the full impact and related disclosure of adopting SFAS No. 160 on its minority interest liabilities and related Put Rights.

   2. We note from the disclosures in Notes 2 and 15 that in connection with certain recent acquisitions, the Company may be obligated to pay additional consideration to the former shareholders of the acquired entities if certain earnings objectives are achieved. We also note from the disclosures in Notes 2 and 15, that during 2007 and 2006, the Company paid $7.3 million and $2.2 million of additional purchase consideration for acquisitions completed in prior years and accrued additional purchase consideration aggregating $11.7 million, $7.2 million and $3.0 million during fiscal 2007, 2006 and 2005, respectively, which was recorded as goodwill. Please tell us and revise the notes to your financial statements in future filings to explain in further detail the nature and terms of the conditions which must occur for this contingent consideration to become payable. As part of your response, please specifically address whether any of these payments are or were contingent upon the former shareholders of the acquired entities remaining employed with the Company. Your response should also explain in further detail why you believe it is appropriate to account for the accruals and payments made as part of the purchase price for the acquisitions rather than as compensation expense. Refer to the guidance outlined in paragraphs 25 through 34 of SFAS No. 141 and EITF 95-8.

Company response
----------------

   The Company considered the guidance outlined in paragraphs 25 through 34 of SFAS No. 141 and EITF 95-8 in determining its accounting for the contingent purchase consideration described in Notes 2 and 15. The accrued additional purchase consideration referenced above in fiscal 2005, 2006 and 2007 relates to three subsidiaries as summarized in the table below:

---------------------------------------------------------------------------------
Subsidiary                                  FY 2005        FY 2006        FY 2007
---------------------------------------------------------------------------------
                      ($ millions)
---------------------------------------------------------------------------------
Contingent purchase consideration:
---------------------------------------------------------------------------------
   Subsidiary A                               $2.2           $1.6
---------------------------------------------------------------------------------
   Subsidiary B                                               5.6           $4.7
---------------------------------------------------------------------------------
   Subsidiary C                                                             $7.0
---------------------------------------------------------------------------------
Consideration based on net assets               .8
---------------------------------------------------------------------------------
Total                                         $3.0           $7.2          $11.7
---------------------------------------------------------------------------------

   None of the above referenced payments are or were contingent upon the former shareholders of the acquired entity remaining employed by the Company or providing future services to the Company. The accrued additional purchase consideration based on net assets in the table above represents a working capital adjustment to the original purchase price paid for two acquisitions in accordance with their respective purchase agreements based principally on the actual value of the net assets acquired.

   Under the terms of the purchase agreement to acquire Subsidiary A in December 2004, the Company was obligated to pay additional purchase consideration of up to $3.8 million in aggregate subject to Subsidiary A meeting certain earnings objectives during the first four years following the acquisition. The additional purchase consideration was based on a multiple of earnings above certain thresholds subject to a contingent purchase consideration cap of $3.8 million. The earnings thresholds approximate or are greater than management's estimate of normalized earnings for the trailing 12-month period prior to the acquisition. Subsidiary A's earnings qualified for the maximum additional purchase consideration in the first two years following the acquisition (which was accrued in fiscal years 2005 and 2006, respectively, and paid in the subsequent respective fiscal year).

   Under the terms of the purchase agreement to acquire Subsidiary B in November 2005, the Company was obligated to pay additional purchase consideration up to $53.0 million in aggregate subject to Subsidiary B meeting certain earnings objectives during the first four years following the acquisition. The additional purchase consideration is based upon a multiple of earnings above a threshold subject to contingent purchase consideration caps of $6.8 million for the first year, $9.2 million for the second year, $17.8 million for the third year and $19.2 million for the fourth year. The earnings threshold approximates management's estimate of normalized earnings for the trailing 12-month period prior to the acquisition. During the first two years following the acquisition, Subsidiary B's earnings qualified for additional purchase consideration of $5.7 million and $4.7 million, respectively, of which $5.6 million and $4.7 million was accrued in fiscal 2006 and 2007, respectively. These amounts were less than the respective year's annual cap. Payments of the additional purchase consideration were made in the subsequent fiscal year. During the next two years (fiscal 2008 and 2009), Subsidiary B could qualify for additional purchase consideration of up to $17.8 million and $19.2 million, respectively, which would be payable in the following year or fiscal 2009 and 2010, respectively.

   Under the terms of the purchase agreement to acquire Subsidiary C in September 2006, the Company was obligated to pay additional purchase consideration of up to $7.0 million in aggregate subject to Subsidiary C meeting certain earnings objectives during the first two years following the acquisition. The additional purchase consideration was based upon a multiple of earnings above a threshold subject to a contingent purchase consideration cap of $7.0 million. The earnings threshold approximated management's estimate of normalized earnings for the trailing 12-month period prior to the acquisition. Subsidiary C's earnings qualified for the maximum additional purchase consideration in the first year following the acquisition (which was accrued in fiscal 2007 and paid in the subsequent fiscal year).

   As of October 31, 2007, there are two other acquisitions (Subsidiary D and Subsidiary E) that may result in additional purchase consideration aggregating $79.2 million as further explained below. In addition, the Company may be obligated to pay Subsidiary B additional purchase consideration aggregating $37.0 million as referenced above. These amounts were disclosed in Note 15, "Commitments and Contingencies - Acquisitions," of the Notes to Consolidated Financial Statements as well as within the "Off-Balance Sheet Arrangements" caption of MD&A in the Company's Form 10-K for the fiscal year ended October 31, 2007. These amounts were updated and disclosed in Note 11, "Commitments and Contingencies - Acquisitions," of the Notes to Condensed Consolidated Financial Statements as well as within the "Off-Balance Sheet Arrangements" caption of MD&A in the Company's Form 10-Q for the quarterly period ended January 31, 2008.

   Under the terms of the purchase agreement to acquire Subsidiary D in February 2005, the Company may be obligated to pay additional purchase consideration currently estimated to total $2.3 million should Subsidiary D meet certain product line-related earnings objectives during the fourth and fifth years following the acquisition. The additional consideration is based on a multiple of certain product line-related earnings above a threshold and if met, would be payable in fiscal 2010. The threshold approximates the trailing 12-month product line-related earnings prior to the acquisition.

   Under the terms of the purchase agreement to acquire Subsidiary E in September 2007, the Company may be obligated to pay additional purchase consideration up to $76.9 million in aggregate subject to Subsidiary E meeting certain earnings objectives during the first five years ("earn-out years") following the acquisition. The additional purchase consideration is based on a multiple of earnings above a threshold subject to a contingent purchase consideration cap of $76.9 million. The threshold for the first two years following the acquisition approximates management's estimate of normalized earnings for the trailing 12-month period prior to the acquisition. The threshold for years three to five following the acquisition is the highest level of earnings for any of the previous earn-out years. Any such additional purchase consideration earned in the first four years following the acquisition is payable in the following year (or in fiscal years 2009 to 2012) and any additional purchase consideration earned in year five (or in fiscal 2012) is also payable in that same fiscal year.

   The Company's policy is to accrue any additional purchase consideration when the earnings objectives are met in the measurement period (and the contingency is resolved) in accordance with paragraph 27 of SFAS No. 141. Prior to any earnings objectives being met, the Company discloses the terms of the contingent consideration and the maximum amount of contingent consideration or an estimate of the likely amount (when there is no maximum amount) that it could be required to pay in future periods, which is in accordance with paragraph 26 of SFAS No. 141.

   In determining the accounting for such contingent purchase consideration, the Company concluded no portion of such consideration represented compensation expense and recorded the contingent consideration paid as an additional cost of the acquired entity in accordance with paragraph 28 of SFAS No. 141. Prior to reaching this conclusion, the Company reviewed the guidance in paragraph 34 of SFAS No. 141 and the factors contained in EITF Issue No. 95-8, "Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination." The Company considered specific factors, which follow the guidance in EITF 95-8, involving terms of continuing employment, components of shareholder groups, reasons for contingent payment provisions, formula for determining contingent consideration and other agreements and issues. The results of such analysis are as follows:

Factors involving reasons for contingent payment provisions:
------------------------------------------------------------

   o For each of the acquisitions described above, the Company believes that the initial consideration paid as of the acquisition date was on the low end of the valuation range based on its review of the purchase price paid for similar transactions. The additional purchase consideration is intended to bring the aggregate purchase cost in line with the middle to upper end of the valuation range.

   o None of the contingent purchase consideration computations are consistent with any pre-acquisition profit sharing arrangements.

Factors involving terms of continuing employment:
-------------------------------------------------

   o Although certain selling shareholders have employment agreements equal to or longer than the respective contingent purchase consideration periods for the above referenced acquisitions, such additional purchase consideration is not forfeitable or otherwise modified upon the termination of employment of the selling shareholder. Each employment agreement is cancelable by either party within a specified notice period, which does not exceed three months.

   o Further, the compensation of selling shareholders who have continued employment is at reasonable levels in comparison to other key employees in similar roles.

Factors involving formula for determining contingent consideration:
-------------------------------------------------------------------

   o The terms of the acquisition agreements provide for contingent consideration to be determined as a multiple of earnings (examples - 6x annual earnings or 4x annual earnings above a threshold) such that the purchase consideration is intended by management and the seller to reasonably approximate fair value of the acquired business and not intended as compensation. Such contingent payments are not based on a percentage of earnings.

Factors involving components of shareholder groups:
---------------------------------------------------

   o Selling shareholders receive the same amount of contingent purchase consideration relative to their ownership interests (i.e. they receive the same amount on a per share basis).

   o The terms of the acquisition agreements do not differentiate contingent purchase consideration treatment of the selling shareholders who become employees subsequent to the acquisition and selling shareholders who do not become employees subsequent to the acquisition.

Factors involving other agreements and issues:
----------------------------------------------

   o No terms of other arrangements with the selling shareholders, including income tax treatment of contingent payments, indicate that the contingent purchase consideration is attributable to something other than purchase consideration.

   The Company will make the requested disclosures in its future filings. The Company believes its accounting treatment and disclosures, with the additional disclosures that none of the additional purchase consideration payments are or were contingent upon the former shareholders of the acquired entities remaining employed with the Company and that the calculations are based on a multiple of earnings, are appropriate.

   3. Also, please revise your table of contractual obligations included in MD&A to include disclosure of the maximum amounts of contingent consideration that you could be required to pay in future periods under the terms of your various acquisition agreements.

Company response
----------------

   The Company will make the requested disclosures in its future filings. Accordingly, in the Company's January 31, 2008 Form 10-Q referenced above, additional disclosure was made in the "Contractual Obligations" section in MD&A on page 22 regarding contingent purchase consideration. The specific disclosure made in such Form 10-Q follows:

         As discussed in "Off-Balance Sheet Arrangements" below, the Company may be obligated to pay additional contingent purchase consideration based on future earnings of certain acquired businesses. The maximum amount of such contingent consideration that the Company could be required to pay aggregates approximately $113 million payable over the future periods beginning in fiscal 2009 through fiscal 2013.

   The maximum amount of contingent consideration that could be payable cannot be segregated by specific fiscal year as certain purchase consideration could be payable over a multi-year period and contingent upon amounts paid in an earlier year as a result of potential "catch-up" computations.

Note 3, Selected Financial Statement Information, page 58
---------------------------------------------------------
Accrued Expenses and Other Current Liabilities, page 59
-------------------------------------------------------

   4. We note from the disclosure in Note 3 that the Company has liabilities accrued for customer rebates and credits aggregating $10,452,000 and $9,056,000 as of October 31, 2007 and 2006, respectively. Please tell us in further detail the specific nature of the rebates and credits for which the Company has established accruals at October 31, 2007 and 2006. As part of your response and your revised disclosure in future filings, please explain how and when these rebates and credits are recognized and classified in your consolidated statements of operations. Refer to the guidance in EITF 01-9. We may have further comment upon receipt of your response.

Company response
----------------

   The Company will make the requested disclosures in its future filings. Accordingly, in the Company's January 31, 2008 Form 10-Q referenced above, additional disclosure was made in Note 3, "Selected Financial Information," on page 9 regarding the Company's accrued customer rebates and credits. The specific disclosure made in such Form 10-Q follows:

      Accrued Customer Rebates and Credits

         The aggregate amount of accrued customer rebates and credits included within the caption accrued expenses and other current liabilities in the accompanying Condensed Consolidated Balance Sheets totals $12,454,000 and $10,452,000 as of January 31, 2008 and October 31, 2007, respectively. These amounts generally relate to discounts negotiated with customers as part of sales contracts and are usually tied to sales volume thresholds. The Company accrues customer rebates and credits as a reduction from net sales as the revenue is recognized based on the estimated level of discount rate expected to be earned by each customer over the life of the contract period (generally one year). Accrued customer rebates and credits are monitored by management and discount levels are updated at least quarterly. The total customer rebates and credits deducted from net sales for the three months ended January 31, 2008 and 2007 equals $2,438,000 and $2,539,000, respectively.

   The more specific nature of these customer rebates and credits involve multi-year sales contracts with approximately thirty-five customers, which are offered a range of percentage discounts (example - 5% to 15%) generally tied to annual sales dollar volume thresholds.

Payments of accrued rebates and credits are made in cash or as a credit applied to accounts receivable. The payments are generally made to the customers annually. The total customer rebates and credits deducted within the caption net sales for the twelve months ended October 31, 2007 and 2006 equals $9,574,000 (1.9% of net sales) and $7,611,000 (1.9% of net sales), respectively. The Company believes such accounting treatment and disclosures are consistent with the guidance in EITF Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." The relevant portions of EITF 01-9 that the Company relied on for its disclosures are Issues 1 and 6. In accordance with Issue 1, the Company records customer rebates and credits as a reduction of revenue. In accordance with Issue 6, the amount of such rebates and credits recognized is based on the estimated level of customer rebates and credits expected to be earned over the contract measurement period (generally one year) using historical experience and customer forecasts. The Company also intends to disclose its method of accounting for customer rebates and credits within the Summary of Significant Policies in future Form 10-K filings.

The undersigned on behalf of the Company, acknowledges that:

   o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

   o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments on the material provided, please contact me.

Sincerely,

/s/ Thomas S. Irwin

Thomas S. Irwin
Executive Vice President and Chief Financial Officer